                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)


                              STAFF BUILDERS, INC.
                                (Name of Issuer)

                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                 (CUSIP Number)



MR. DALE R. CLIFT                                FLOYD I. WITTLIN, ESQ.
STAFF BUILDERS, INC.                             RICHARDS & O'NEIL, LLP
1983 MARCUS AVENUE                               885 THIRD AVENUE
LAKE SUCCESS, NY 11042                           NEW YORK, NEW YORK  10022
(516) 358-1000                                   (212) 207-1200


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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CUSIP NO.                      13D                   Page 2 of 8 Pages

(1)              Name of reporting persons
                 I.R.S. identification Nos. of above persons (Entities Only)

                                STEPHEN SAVITSKY

(2)              Check the appropriate box if a member of a group        (a) [ ]
                 (see instructions)                                      (b) [ ]




(3)              SEC use only

(4)              Source of funds (see instructions)

                                 Not Applicable

(5)              Check box if disclosure of legal proceedings is required
                 pursuant to items 2(d) or 2(e)                              [ ]




(6)              Citizenship or place of organization

                                  UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)              Sole voting power

                        None

(8)              Shared voting power

                        None

(9)              Sole dispositive power

                        None

(10)             Shared dispositive power

                        None
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(11)             Aggregate amount beneficially owned by each reporting person

                        None

(12)             Check box if the aggregate amount in Row (11) excludes certain
                 shares (see instructions)                                   [ ]


(13)             Percent of class represented by
                 amount in Row (11)

                        0%

(14)             Type of reporting person (see
                 instructions)

                        IN
                                Page 3 of 8 Pages
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                        STAFF BUILDERS, INC. SCHEDULE 13D
                                 AMENDMENT NO. 1



NOTE:             This Amendment No. 1 amends a Statement on Schedule 13D, dated
November 3, 1995 (the "Schedule 13D"), and filed on behalf of Stephen Savitsky.


ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of Staff Builders, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1983 Marcus Avenue, Lake Success, New York 11042.


ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) Stephen Savitsky.

                  (b) Mr. Savitsky's business address is 1983 Marcus Avenue, Lake Success, New York 11042.

                  (c) Mr. Savitsky is Chairman of the Board, President, Chief Executive Officer and a Director of the Company.

                  (d) Mr. Savitsky has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

                  (e) Mr. Savitsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in Mr. Savitsky being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Savitsky is a citizen of the United States.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  This Amendment No. 1 to Schedule 13D relates to the (i) exchange on October 14, 1998 of 333 1/3 shares of Class A Preferred Stock, $1.00 par value per share, for 2,134,910 shares of Class A Common Stock and (ii) conversion on October 14, 1998 of

                                Page 4 of 8 Pages
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342,738 shares of Class B Common Stock, $.01 par value per share, owned by Mr.
Stephen Savitsky into an equal number of shares of Class A Common Stock (collectively, the "Transaction").


ITEM 4.           PURPOSE OF TRANSACTION.

                  The primary purpose of the Transaction was to eliminate the Class A Preferred Stock, all of the outstanding shares of which were owned by Mr. Stephen Savitsky and Mr. David Savitsky, who is the Executive Vice President, Chief Operating Officer, Secretary, Treasurer and a Director of the Company, and to reduce the voting rights of Messrs. Savitsky through conversion of their outstanding shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

                  Mr. Savitsky does not have any plans or proposals which relate to or would result in any of the actions specified in Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) (b) Mr. Savitsky beneficially owns 0 shares of Class B Common Stock.

                  (c) Except for the Transaction, Mr. Savitsky has not engaged in any transaction with regard to the Class B Common Stock during the past sixty days.

                  (d) Not applicable.

                  (e) On October 14, 1998, Mr. Savitsky ceased to be the beneficial owner of shares of Class B Common Stock.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings and relationships required to be described in response to Item 6.

                                Page 5 of 8 Pages
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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                               Description

Exhibit 1 Agreement, dated August 27, 1998, between the Company and Stephen Savitsky and David Savitsky
                                          (incorporated by reference to Exhibit
                                          A to the Company's Proxy Statement,
                                          dated August 27, 1998, filed with the
                                          Securities and Exchange Commission on
                                          August 27, 1998).

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                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.



                                            -----------------------------------
                                            October 26, 1998

                                            /s/ Stephen Savitsky
                                            -----------------------------------
                                            Stephen Savitsky

                                Page 7 of 8 Pages
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                                  EXHIBIT INDEX



                                                             Location of Exhibit in
                                                             Sequential Numbering
Exhibit No.             Description                          System
-----------             -----------                          -----------------------
    1                   Agreement, dated as of
                        August 27, 1998, between the
                        Company and Stephen Savitsky
                        and David Savitsky (incorporated
                        by reference to Exhibit A to
                        the Company's Proxy Statement,
                        dated August 27, 1998, filed
                        with the Securities and Exchange
                        Commission on August 27, 1998).

                                Page 8 of 8 Pages